

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2021

Andrei Floroiu
Chief of Executive Officer
Vaxart, Inc.
385 Oyster Point Boulevard
Suite 9A
South San Francisco, CA 94080

      Re: Vaxart, Inc.
           Form 10-K for the fiscal year ended December 31, 2019
           File No. 001-35285

Dear Mr. Floroiu:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences